Mail Stop 3720

February 5, 2007

Ralph E. Hardy, Esq.
Executive Vice President and General Counsel
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, Colorado 80112-3405

> **Re:** **National CineMedia, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 24, 2007**
>
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 26, 2007**
> **File No. 333-137976**

Dear Mr. Hardy:

We have reviewed your amended filings and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Summary

Digital Cinemedia, page 7

1.   Under Digital Cinema on page 7, quantify the monthly fee you will earn and file the amended and restated letter agreement relating to digital cinema as an exhibit.

Corporate History and Reorganization, page 74

Reorganization, page 75

2.   You state on pages 37 and 76 that "[t]he purpose for issuing the preferred membership units in connection with the non-cash recapitalization, and for subsequently redeeming all the preferred membership units in connection with the

offering, is to create an efficient mechanism for distributing all the redemption proceeds to [the] founding members." Please explain here what you mean by "an efficient mechanism for distributing all the redemption proceeds," and elaborate as to why the common membership units are being exchanged for, in part, preferred membership units that only will be redeemed shortly thereafter.

Executive Compensation, page 117

Employment and Other Agreements, page 125

3.   The employment agreement entered into with Kurt C. Hall indicates that his stretch bonus will be at least 150% of his base salary. See Exhibit 10.15. The disclosure on page 125 indicates that his stretch bonus will be at least 50% of his base salary. Please reconcile as necessary.

Part II

Item 16. Exhibit and Financial Schedules

4.   Tell us why you have intentionally omitted exhibits 10.1 and 10.7.

5.   Regarding the exhibits for which confidential treatment has been requested, please include a legend indicating both that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately with the Commission.

Legality Opinion

6.   Counsel's opinion regarding the shares being registered must speak as of the date of effectiveness of the registration statement. Yet, in the final paragraph of the January 23, 2007 opinion included as an exhibit to Amendment No. 4 filed on January 24, 2007, counsel states that "[t]he opinions expressed herein are rendered as of the date hereof." As a result, please file a revised opinion with your next pre-effective amendment that does not include the initial two sentences of the final paragraph or that otherwise ensures the opinion speaks as of the date of effectiveness of the registration statement.

*   *   *   *   *

Please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (303) 866-0200*
        W. Dean Salter, Esq.
        Holme, Roberts & Owen, LLP